UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

579793100
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Landry’s, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 hereby amends such Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

As a result of the Merger, Item 1 is hereby amended to change the par value of the Shares from $0.001 per share to $0.01 per share.

Item 2.	Identify and Background.

As a result of the Merger, Item 2 is hereby amended to remove Acquisition Sub as a Reporting Person.  In addition, Schedule A to Item 2 is hereby amended to delete the list of directors and officers of Acquisition Sub.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The information set forth in “Section 13--Source and Amount of Funds” in the Offer to Purchase, filed with the Securities and Exchange Commission on November 22, 2011, as amended by Amendment No. 1 to Schedule TO filed on December 2, 2011, Amendment No. 2 to Schedule TO filed on December 19, 2011 and Amendment No. 3 to Schedule TO filed on January 3, 2012, is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by inserting the following at the end thereof:

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on December 30, 2011.  On January 3, 2012, all Shares validly tendered and not properly withdrawn as of the expiration of the Offer, including all of the Shares owned by Mr. Fertitta, were accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, on January 3, 2012, Acquisition Sub exercised its Top-Up option.  Accordingly, on January 3, 2012, Acquisition Sub and Landry’s effected a “short form” merger in which Acquisition Sub was merged with and into Issuer, with Issuer surviving the Merger (the “Surviving Corporation”) and continuing as a wholly-owned subsidiary of Landry’s.

Upon effectiveness of the Merger, (i) each issued and outstanding share of common stock, par value $0.01 per share, of Acquisition Sub, of which 100 shares were issued and outstanding as of January 3, 2012, was converted into one validly issued, fully paid and nonassessable Share of the Surviving Corporation, (ii) each issued and outstanding Share, together with the associated preferred stock purchase rights (other than Shares owned by Acquisition Sub, Landry’s, Issuer or Shares owned by any holder who perfects appraisal rights under Delaware law), were automatically converted into the right to receive the Offer Price in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) each Share owned by Acquisition Sub, Landry’s, the Issuer, or by any of their direct or indirect wholly-owned subsidiaries, were cancelled and extinguished without any conversion thereof or consideration paid therefor.

On January 3, 2012, Landry’s issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached to Amendment No. 3 to Schedule TO filed by Landry’s on January 3, 2012 with the Securities and Exchange Commission and is hereby incorporated by reference.

CUSIP NO. 579793100

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of Schedule 13D is hereby amended and restated to read as follows:

 (a)  As a result of the Merger, Landry’s directly owns 100 Shares of Issuer, representing 100% of the issued and outstanding Shares as of the close of business on January 3, 2012.

Except as set forth herein, neither Mr. Fertitta nor the individuals listed on Schedule A, directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Fertitta may be deemed to beneficially own the 100 Shares owned directly by Landry’s.  Mr. Fertitta disclaims beneficial ownership of such Shares.

(b)  As a result of Mr. Fertitta’s relationship with Landry’s, Mr. Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the Shares owned by Landry’s.

(c)  Except as described in Item 4 herein, none of the Reporting Persons have effected any transaction in the shares of the Issuer during the sixty day period to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by inserting the following at the end thereof:

Item 4 is incorporated by reference into this Item 6.

In connection with the exercise of the Top-Up, Acquisition Sub and Issuer entered into a Promissory Note, dated January 3, 2011, for a principal amount equal to the aggregate purchase price for the Top-Up Shares less an amount paid in cash equal to the par value of the Top-Up Shares.  Upon consummation of the Merger and as of the effective time of the Merger, the Promissory Note automatically ceased to exist and was of no further force and effect.

Item 7.	Material to be Filed as Exhibits.

99.1
Press Release dated January 3, 2012 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 3 to Schedule TO filed by Landry’s, Inc. with the Securities and Exchange Commission on January 3, 2012).

CUSIP NO. 579793100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012

/s/ Tilman J. Fertitta
Tilman J. Fertitta

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer